Filed by Macrovision Corporation Pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Companies:

Macrovision Corporation (Commission File No. 000-22023),

Gemstar-TV Guide International, Inc. (Commission File No. 0-24218), and

Macrovision Solutions Corporation (Registration No. 333-148825).

On Thursday, February 21, 2008, Macrovision Corporation held its fourth quarter 2007 earnings webcast and conference call with investors, a transcript of the call follows:

FINAL TRANSCRIPT

Feb. 21. 2008 / 5:00PM ET, MVSN - Q4 2007 Macrovision Earnings Conference Call

Conference Call Transcript

MVSN - Q4 2007 Macrovision Earnings Conference Call

Event Date/Time: Feb. 21. 2008 / 5:00PM ET

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Feb. 21. 2008 / 5:00PM ET, MVSN - Q4 2007 Macrovision Earnings Conference Call

CORPORATE PARTICIPANTS

James Budge

Macrovision Corp. - CFO

Fred Amoroso

Macrovision Corp. - President, CEO

CONFERENCE CALL PARTICIPANTS

Mike Olson

Piper Jaffray - Analyst

Sasa Zorovic

Goldman Sachs - Analyst

Sterling Auty

JPMorgan - Analyst

Richard Davis

Needham & Co. - Analyst

Ralph Schackart

William Blair & Co. - Analyst

Brian Thackery

Deutsche Bank - Analyst

Alan Davis

D.A. Davidson & Co. - Analyst

Andy Hargreaves

Pacific Crest Securities - Analyst

April Horace

Janco Partners - Analyst

PRESENTATION

Operator

Good afternoon, ladies and gentlemen, thank you for standing by. Welcome to Macrovision’s fourth quarter 2007 earnings release conference call. During today’s presentations, all parties will be in a listen-only mode. Following the presentation, the conference will be open for questions. (OPERATOR INSTRUCTIONS) This conference call is being recorded today, February 21, 2008. I would now like to turn the conference over to James Budge, CFO. Please go ahead, sir.

James Budge - Macrovision Corp. - CFO

Thank you, and welcome, ladies and gentlemen, to Macrovision’s fourth quarter 2007 earnings conference call. I’m James Budge, CFO of Macrovision. I’m pleased to be joined today by Fred Amoroso, our CEO.

Before we discuss our results and estimates released earlier today, I would like to start with some housekeeping items. First, I would like to remind you all statements made during our conference call that are not statements of historical fact, including but not limited to statements regarding the Company’s forecast of future revenues and earnings, business strategies, product plans and acquisition and divestiture plans, constitute forward-looking statements and are made pursuant to the Safe Harbor provisions of the Private Securities Litigation Reform Act of 1995.

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Feb. 21. 2008 / 5:00PM ET, MVSN - Q4 2007 Macrovision Earnings Conference Call

Actual results could vary materially from those contained in these forward-looking statements. Factors that could cause actual results to differ materially from those in the forward-looking statements are described in our Form 10-K for the year ended December 31, 2006, our most recent quarterly report on Form 10-Q and other filings with the SEC that are filed from time to time.

Second, our results and estimates released earlier today include non-GAAP information which exclude as applicable non-cash or one-time items such as amortization of intangibles from acquisitions, asset impairment charges, equity-based compensation, and restructuring and other charges. Our results also include non-GAAP measures for revenues from businesses considered to be discontinued operations for accounting purposes as of December 31, 2007.

We have presented this collective non-GAAP information because this is how we report our business for our internal financial reporting and measurement. We believe this presentation may be meaningful to our investors in analyzing the results of operations in incoming cash generation for the Company. This presentation is not intended to be a substitute for our financial results presented in conformity with the accounting principles generally accepted in the United States and investors and potential investors are encouraged to review the reconciliation of non-GAAP financial measures included in our earnings release.

Third, Macrovision’s Solutions Corporation has filed with the SEC a registration statement on Form S-4 containing a preliminary joint proxy statement prospectus and other documents regarding the proposed Gemstar-TV Guide transaction. Investors and stockholders are urged to read the definitive joint proxy statement prospectus and such other documents because they contain important information about the proposed transaction.

A definitive joint proxy statement will be sent to stockholders of each of Macrovision and Gemstar-TV Guide seeking their approval of matters in connection with the transaction. Stockholders may obtain a free copy of the joint proxy statement prospectus when available as well as other documents filed by Macrovision Solutions, Macrovision and Gemstar-TV Guide with the SEC at the SEC’s website at www.sec.gov.

Stockholders may also obtain a free copy of the joint proxy statement prospectus in the filings with the SEC that will be incorporated by reference in the joint proxy statement prospectus directly from Macrovision by directing a request to Macrovision Investor Relations at 408-969-5475 and directly from Gemstar-TV Guide by directing a request to Gemstar-TV Guide Investor Relations at 323-817-4600.

Each company’s directors and executive officers and other persons may be deemed under SEC rules to be a participant in the solicitation of proxies in connection with the proposed transaction. The information regarding Macrovision’s directors and officers can be found on its proxy statement filed with the SEC on March 20, 2007, and information regarding Gemstar-TV Guide’s directors and officers can be found in its Annual Report on Form 10-K filed with the SEC on February 14, 2008.

Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests in the transaction by security holders or otherwise will be contained in the joint proxy statement prospectus and other related material to be filed with the SEC when they become available.

As a final piece of housekeeping today, the reconciliation or replay of this conference call will be available on the Investor Relations page of our website as soon as practicable after this call. I would now like the turn the call over to Fred.

Fred Amoroso - Macrovision Corp. - President, CEO

Well, thank you, James. And thank you, everyone, for joining us today for our Q4 2007 earnings call. In Q4, we achieved non-GAAP revenues of $78.7 million, non-GAAP net income of $27.7 million, non-GAAP diluted earnings per share of $0.51 and cash flow from operations of $34 million.

I’m pleased with our fourth quarter results as they demonstrate excellent operational execution amid a significant amount of acquisition and divestiture activities. In the quarter, we both announced and closed the AMG and BD+ acquisitions, as well as on December 7 announced our agreement to acquire Gemstar-TV guide.

Further, I am pleased to continue advancing our transformation by having now signed agreements to divest our Software and Games businesses. These actions enhance our focus and improve our ability to execute on the large digital media opportunity which lies ahead of us. I will comment more about each of these items later in this call, but at this time I would like to turn the call back over to James to review the Q4 financial results more in-depth. James?

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Feb. 21. 2008 / 5:00PM ET, MVSN - Q4 2007 Macrovision Earnings Conference Call

James Budge - Macrovision Corp. - CFO

Thanks, Fred. We had a strong financial results for the fourth quarter including $78.7 million in non-GAAP revenue, non-GAAP net income of $27.7 million, and non-GAAP diluted earnings per share of $0.51. Non-GAAP revenue for the year grew 12% to $277.8 million. 2007 revenue from continuing operations, which excludes Software and Games, grew 28% to $155.7 million. This is below the range of revenue guidance we gave of $280 million to $285 million during our Q3 earnings call. As disclosed last week in our 8-K SEC filing and again in today’s release Software accounted for $112.9 million in revenue.

For the fourth quarter, Software accounted for $31.7 million in revenue. Both for the full year and fourth quarter revenue for Software were well below plan resulting in a slight overall shortfall for the entire business. At a business unit level, full year performance for continuing operations was as follows. Embedded solutions revenue was $93.8 million representing 103% growth over the prior year and representing 60% of total continuing operations revenue. Entertainment revenues were $50.2 million, representing a 23% decline from the prior year and representing 32% of total continuing operations revenue.

Distribution and commerce revenues were $11.6 million, representing a 16% increase over the prior year and representing 80% of total continuing operations revenue. Revenues from discontinued operations Software and Games were $122.1 million, representing a 3% decline from the prior year.

Our non-GAAP cost of goods sold and operating expenses from all operations in Q4 were $48.9 million, an increase of 2% from the $47.8 million in non-GAAP cost of goods sold in operating expenses from all operations in Q4 2006. The absolute increase in operating expense primarily resulted from Mediabolic related expenses that were not present in the comparable quarter in 2006, offset by overall efforts throughout 2007 and in the fourth quarter to reduce expenses.

Non-GAAP operating income from all operations for the fourth quarter was $29.8 million or 38% of non-GAAP revenues, up 14% from the $26.3 million in non-GAAP operating income in Q4 2006 representing a 35% of non-GAAP revenues in that period. For the year, non-GAAP operating margin was 30%, higher than the high end of both the 24% to 26% range provided at the beginning of the year and the 27% to 29% range we estimated in our Q3 call.

Non-GAAP net income from all operations for the fourth quarter was $27.7 million, up 23% from the $22.6 million posted in the fourth quarter of 2006. Our non-GAAP earnings per share from all operations for the fourth quarter were $0.51, up 19% from the $0.43 posted in fourth the quarter of 2006. For the year, non-GAAP earnings per share from all operations were $1.45, higher than high end of the $1.25 to $1.35 range we provided at the beginning of the year and near the high end of the range we estimated in our Q3 call.

I’ve compared and contrasted actual results against previous estimates that point out that in hindsight notwithstanding the multiple transactions we were engaged in throughout the year we were able to manage and operate the business to overachieve the targets we set for ourselves at the beginning of the year. I’m very pleased with the end results.

At a business unit level, we measure profit based on segment operating income, which we define as business unit gross profit less operating expenses directly attributable to the business unit but excluding shared corporate services and overhead such as infrastructure, marketing and administrative functions. These results are also presented in a non-GAAP format excluding one-time non-cash charges such as employee stock compensation expense and tangible asset amortization, asset impairment charges and restructuring charges.

In 2007 embedded solutions increased segment operating income by 82% to $77.4 million, which represented a margin of 83%. Entertainment segment operating income decreased 8% to $33.2 million, which represents a margin of 66%. An improvement from a 56% margin in 2006.

Distribution and commerce continuing operations segment operating income $6 million in segment operating losses. Distribution and commerce discontinued operations generated $14.5 million in segment operating losses and Software segment operating income increased 6% to $43.7 million.

Relative to the Software divestiture that we announced last week, I want to make a few comments. Beginning in mid-2007 we conducted a competitive bid process to sell Software. Presentations were given to over a dozen firms and as you would expect, we narrowed the funnel of interested parties until we finally decided on selling to the firm of Thoma Cressey Bravo. The result was competitive throughout and we are satisfied with the end result.

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Feb. 21. 2008 / 5:00PM ET, MVSN - Q4 2007 Macrovision Earnings Conference Call

If you look at the Software segment results provided in the press release today, you’ll see that our Software business declined in revenue on a year-over-year basis and generated segment operating income of $43.7 million in 2007. If you recall our definition of segment operating income that is not to be confused with the profit or EBITDA that will be leaving Macrovision when the divestiture closes. Remember that segment operating income does not include shared corporate services such as marketing, infrastructure and administrative costs.

You should expect that certain of those shared costs will be leaving with the divestiture of the Software group, which if allocated and built into the 2007 Software segment operating income, would have resulted in approximately $25 million to $30 million in operating income for the Software segment. We believe that approximately 7 times trailing EBITDA is a fair price to expect for a business that experienced a revenue decline in 2007.

As to the balance sheet, our cash and liquid investments balance at the end of December was $422 million, down $71 million compared to $493 million at the end of September, primarily as a result of $127 million paid for the acquisitions of AMG and BD+ technology offset by $56 million in cash flow including $34 million cash from operations, ours highest quarter ever, $12 million cash released from restricted cash as a result of our exit from the Hawkeye business, and $10 million in proceeds from employee stock purchases.

I would also add that in Q4 we paid over $3.5 million in Gemstar-TV Guide acquisition related costs such as banking, legal and accounting fees that had they not been included would have pushed our cash from operations amount to nearly $38 million for the quarter. Our DSO for all operations for Q4 was 85 days which isn’t unusual for a fourth quarter for us. Receivables aged greater than 90 days are at their lowest levels in two years so we are very comfortable with the quality of our aging.

As to estimates going forward consistent with the model we provided in our SEC filing on January 7, 2008, we estimate our 2008 revenue from continuing operations will be within a range of $180 million to $190 million. This estimate of revenue from continuing operations excludes the Software and Games businesses for all of 2008 and excludes any impact from Gemstar-TV guide. We will provide updated estimates subsequent to the completion of the Gemstar-TV Guide transaction.

Speaking of the transactions currently in progress, we signed a definitive agreement to sell our Games business. At this time, the name of the buyer will not be disclosed due to requirements for customer and employee communication which has recently started and should be completed soon. The consideration for the transaction was $4 million. We expect the transaction to close at the end of March and we expect the Software business transaction to close on or before April 1.

As for Gemstar-TV Guide we are on course to close in early Q2 as originally expected. We have cleared our HSR review and have filed our S-4. We anticipate comments on the S-4 back from the SEC by next week and expect to file and mail our proxy statements in March for an anticipated stockholder vote in April.

We will concurrently be preparing for and marketing our debt offering in March and April to provide us the means to fund the acquisition. Given our expectation that the Software sale will close and fund prior to the closing of the Gemstar transaction, we intend to lower the amount of debt financing to be raised down to just over $600 million from the previous expectation of $800 million, still in a mix of a term loan and a bridge facility. This reduction will require no change to our committed financing agreements with JPMorgan and Merrill Lynch.

With that, I would now like to turn the call back over to Fred. Fred?

Fred Amoroso - Macrovision Corp. - President, CEO

So thank you, James. As James reviewed, we had a very good Q4 and full year. Regarding our ACP business, we previously disclosed we signed our first bundle deal with an MPAA studio at the end of last year. For those not familiar the bundle deal incorporates both ACP and RipGuard technologies for the studios on an annual basis rather than a per-unit DVD royalty fee.

Further, after year end we signed an additional bundle deal with another MPAA studio. In this case, one that was not previously using ACP or RipGuard. We are pleased with our progress in this area. As it relates to our embedded solutions business that is predominantly driven by ACP revenues today, we continue to grow that business at a significant rate, 103% year-over-year in Q4.

Through a combination of continuous improvement in our execution and more devices in the marketplace, we are able to expand the use of ACP. We have now experienced over 50% year-over-year growth on average for the last eight quarters for this revenue line which naturally causes the revenue basis to be significantly higher going into 2008. As a result, I do not believe this pace can continue even though we do still expect continued solid double-digit growth in our embedded businesses.

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Feb. 21. 2008 / 5:00PM ET, MVSN - Q4 2007 Macrovision Earnings Conference Call

With respect to BD+, the security protection for Blu-ray, I am also pleased that high def DVD format war is now over with the recent announcement from Toshiba that they will discontinue the HD DVD. This makes our previous decision to acquire BD+ even more significant, as it provides a higher level of protection over AACS that has already been hacked by the various pirate communities. BD+ having been in the market since September still remains unhacked.

We already have a contract with one of the major studios to use BD+ who is currently shipping BD+ protected titles and we are trialing with another major studio. Additionally, our discussions with other studios have increased in light of the end of the format war.

With respect to our connected platform we announced in January we signed a contract with Samsung to bring together our respective technologies to create next generation set-top boxes with the capability of downloading, finding and managing digital content seamlessly throughout the home. When combined with our win at Scientific Atlanta we have agreements with two of the top three worldwide cable TV set-top box vendors and we are in evaluation phases with others.

We have also made significant inroads into global manufacturers of numerous CE devices, as the world of connected devices seems to be part of every CE manufacturer’s plans. As you are aware, our connected platform is a reference implementation of the DLNA, the Digital Living Network Alliance and the UPNP, the Universal Plug and Play Interoperability Standards.

Over the course of the last quarter, we have played an increasingly important role in the DLNA standards body, now chairing a committee and committing additional resources and assisting in the development and direction of the standards put out by the DLNA.

As discussed in previous calls, while a connected platform enables users to access their rich media regardless of where it resides, content metadata informs consumers of the descriptive information behind the content. On this front we are pleased with our acquisition of All Media Guide, AMG, a leader in this space.

We have now integrated AMG into our distribution and commerce business unit and are pleased with early results including a major win in the mobile market. So all in all, the continuing operations business units performed very well in Q4. We are happy to have solidified our mature cash flow streams and are pleased with our progress in the businesses we acquired in 2007 which formed the basis of our growth platform in digital media.

I would like to turn your attention to the Gemstar-TV Guide acquisition. First, a little background. As I mentioned in the conference call early December when we announced the agreement to acquire Gemstar-TV Guide this has been something we have been working on for some time. It emanated from our core strategy that we first started developing and have been refining since the end of 2005.

As the world moves from analog to digital, one of the major activities we have been working on is a transformation from a Company predominantly focused on protecting the analog hold to a Company that is more relevant to the opportunities in the marketplace. Notwithstanding the declining price points for ACP paid by the studios, we have sharpened our execution processes and found more devices on which ACP can be deployed. And as a result, we have achieved significant growth for ACP over the last few years.

This doesn’t change the fact that ACP will become less relevant as the world moves to digital so we are transitioning to HD protection with BD+ to create new revenue streams and provide more important and effective protection technologies to the studios. As defined in our core strategy of protection, enablement, and commerce, the second key to our transformation was creating solutions to enable content to move into the next generation of devices. This change has been developing slowly over the last 10 years and recently increased dramatically as more and more content producers have reached beyond their subscription channels to reach directly to consumers through a myriad of websites.

Clearly this phenomenon of having significantly increasing amounts of what we call converged media and joined through connected devices will fundamentally change digital entertainment as we know it. This is not something that has just emerged as an opportunity for us. Almost two years ago, we saw this opportunity develop and so in early 2007 we acquired Mediabolic, a critically important component of bringing this capability to the market.

Recognizing that the availability of Internet downloaded or streamed content will increase across all geographic markets and all distribution channels underscores the shift from a physical world to an electronic world. Rather than compete with CE manufacturers by creating yet another home entertainment CE device, we wanted to empower our existing customers with an open interoperable solution that would allow them to compete with proprietary solutions now predominant in the market.

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Feb. 21. 2008 / 5:00PM ET, MVSN - Q4 2007 Macrovision Earnings Conference Call

We believe that to maximize simplicity for the end consumers and to provide value to CE manufacturers our connected platform solution needed to be a software development kit, SDK, source code that we provide to our customers for them to easily embed within their own products and take advantage of DLNA and the UPNP interoperability standards the industry is developing. Our ability to generate per-unit royalties for every device that embeds our technology can create a significant revenue stream at high margins.

Enabling download services, such as Cinema Now, as announced last month and improving the discovery of content not only within the home but also from the Internet all adds substantially to the value of our offering to our customers. We recognize that one most important ingredients in this new world is the discovery of content from multiple sources, from what is stored in computers, external storage devices in the home, as well as from literally any website or subscription offering available to the consumer.

In that regard the value of metadata, information that makes it easier to find content and make it more meaningful to understand, is a significant value proposition to end consumers enriching their search and discovery of content. So adding AMG metadata for movies, for music and games to our business and adding it to our solutions creates even more value to those companies that will need to create this capability whether as a CE device manufacturer, a portal, a commerce site, or an operator developing an interactive programming guide.

As we looked at our strategy and what we believed would be critically important components to achieve our vision, we recognized that TV is an important, if you will, a critically important component to this capability. So while we had many of the assets required an important asset we were missing is exactly what Gemstar-TV Guide had been developing within its guidance technology business. The technology platform for mobile and other environments, different approaches to an interactive programming guide relevant to different markets and geographies. The My TV Guide platform and TV metadata to create the full capability for digital content.

Further, at its core, Gemstar-TV Guide has a significant patent portfolio related to the static and interactive programming guides that can drive significant growth at very high margins. This is a business they have executed well and a business model with which we have a great deal of familiarity because of its similarity to our own licensing businesses.

One of the reactions I have been most pleased with comes from our customers. Time after time, at CES and in subsequent conversations our customers absolutely get what we are doing and the capabilities we are putting together. In many cases, significant customer opportunities are emerging as they tell us we are more important to their business strategy and assisting them in adding capability to their offerings to the marketplace. This gives me great comfort we are executing our strategy very well.

The combination of Macrovision and Gemstar-TV Guide brings together enormously compelling capability to fulfill the changes developing in home entertainment, aggregate the collection of assets that are unique to the industry, and are all underscored by a very robust patent licensing business. In fact, I’m not sure there is a better combination of assets of these two companies that could have materialized.

As we have spoken with both Macrovision and Gemstar major stockholders, many of you have characterized what we are doing as having a compelling vision and an enormous opportunity. Equally, it has also been characterized as having a reasonable risk of execution. I take those comments to heart and I agree there’s always a risk of execution.

I hope you agree that what we have operationally and financially accomplished in Q4 while at the same time acquiring and integrating the BD+ and AMG businesses and working on a sizable acquisition of Gemstar-TV Guide as well as most recently executing on a divestiture of Software and Games provides some confidence of the ability of our management team to execute multiple actions simultaneously and successfully.

Finally, let me comment on the integration planning activities relating to Gemstar-TV Guide that we’ve been working through since last December. We are making great progress on our overall integration planning activities and nearing completion of the discovery phase. We are conceptualizing organization structure and evaluating management from both organizations to take on significant management positions in the combined Company.

Overall we are pleased in that we are seeing more value than we originally expected from our earlier due diligence activities prior to execution of the purchase agreement. The progress that Gemstar-TV Guide has made in many of their technology areas complements the connected platform and can be integrated faster than we previously expected.

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Feb. 21. 2008 / 5:00PM ET, MVSN - Q4 2007 Macrovision Earnings Conference Call

Further, as we evaluated the various components of the business, we maintain comfort in achieving our stated goals of greater than $50 million in cost synergies in the combination of the two businesses. Lastly, as we have reviewed the various business segments of Gemstar-TV Guide we have decided to explore strategic alternatives for TV Guide Magazine, the Horse Racing Channel, and their network.

We have received some interest already for these properties and will be evaluating interest in these businesses on a go-forward basis. I trust you can see our team has been quite busy. I’m very proud of just how much we have been able to accomplish relating to operational execution of the different business units, as well as transforming ourselves through significant M&A and integration and divestiture activities.

I ask for all of your continued confidence as we position ourselves to be an important part of what we believe is perhaps the biggest digital media opportunity in recent history. In summary, the proposed combination of Macrovision and Gemstar-TV Guide will create first, one of the largest and most profitable digital media IP licensing and technology solutions providers in the world.

Second, a unique opportunity for an independent provider to become a leading enabler of digital home entertainment solutions with a better platform and capability than anyone else in the market today. Third, a Company that enriches the end consumer experience through the value of the metadata developed across movies, music, games, and TV.

Fourth, a combined customer footprint that extends across the entire ecosystem of content producers, distribution channels, and device manufacturers. And finally, a leader in patent licensing on a worldwide basis that produces very high margins that can fuel investment in our solution areas, a combination that yields meaningful synergies and a compelling financial model.

I would like to turn the call back over to the operator so we can respond to any of the questions that you may have. Operator?

QUESTION AND ANSWER

Operator

Thank you, sir. We will now begin the question-and-answer session. (OPERATOR INSTRUCTIONS) Our first question comes from Mike Olson. Sir, please state your company name followed by your question.

Mike Olson - Piper Jaffray - Analyst

Hey, it’s Mike Olson from Piper Jaffray. Just wondering what were you anticipating for the Games business in `08, and also can you just remind us where was the Games revenue being classified, that was in the distribution and commerce segment? Is that right?

James Budge - Macrovision Corp. - CFO

That’s right. Hey, Mike. It was definitely going to be in distribution and commerce, probably would have been anywhere from $10 million to $15 million for 2008.

Fred Amoroso - Macrovision Corp. - President, CEO

And what we announced in Q3, I think it was, there was a revenue decline, principally associated with a loss of a major customer in the Games business.

Mike Olson - Piper Jaffray - Analyst

Yes, okay. Okay. And then secondly on the bundle deals, are the studios that are using ACP and RipGuard, are they doing it on a 100% basis or are they using it selectively, and I guess probably more important question is does it even matter how much or little they use it now that you have them signed to bundle deals?

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Feb. 21. 2008 / 5:00PM ET, MVSN - Q4 2007 Macrovision Earnings Conference Call

Fred Amoroso - Macrovision Corp. - President, CEO

Right, your last comment is the most pertinent, which is by not getting paid any more on a per-DVD charge they actually have the value to deploy it across all of their different channels and across 100% of the business. It doesn’t cost them anymore. We priced it on a single point going forward to take away any of the vagaries that might happen in DVD volumes going forward and to make it easier for them to deploy, so it really doesn’t matter, Mike.

Mike Olson - Piper Jaffray - Analyst

That makes perfect sense. Any sense, though, as far what their intentions are as far as using it maybe from looking at it as a kind of what they perceive value to be —

Fred Amoroso - Macrovision Corp. - President, CEO

My belief is that the ones we have spoken to that have signed the bundle deals they will deploy it across all the environments they possibly can. One of the things we are proud of is that we have not had any playability issues unlike others in the industry and so there is less concern over potential consumer problems associated with the deployment of the technology so it’s a relatively safe bet for them to deploy it.

Mike Olson - Piper Jaffray - Analyst

Yes, understood. Thank you very much.

Fred Amoroso - Macrovision Corp. - President, CEO

Welcome.

Operator

Thank you. Our next question comes from Sasa Zorovic. Please state your company name followed by your question.

Sasa Zorovic - Goldman Sachs - Analyst

Yes, this is Sasa Zorovic here from Goldman. Regarding Games furthermore, could you tell us about $10 million to $15 million in revenue where it would come from? This business has not been profitable. What kind of a cost associated against that should we think about?

James Budge - Macrovision Corp. - CFO

When I talked about distribution losses from discontinued operations that is the Games business. It lost over $14 million in 2007, growing slightly in 2008 to the $10 million to $15 million in revenue would have slimmed the losses, but still generally would have probably generated on a go forward basis anywhere from $10 million to $15 million of losses in 2008.

Sasa Zorovic - Goldman Sachs - Analyst

Can you provide us any sort of detail as to how much you have sold that to or anything of that nature?

Fred Amoroso - Macrovision Corp. - President, CEO

We announced $4 million. James mentioned that.

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Feb. 21. 2008 / 5:00PM ET, MVSN - Q4 2007 Macrovision Earnings Conference Call

James Budge - Macrovision Corp. - CFO

We said wouldn’t give you the name of who bought it, but we said the amount was $4 million.

Sasa Zorovic - Goldman Sachs - Analyst

Great, thank you.

James Budge - Macrovision Corp. - CFO

Yes.

Operator

Thank you. Our next question comes from Sterling Auty. Please state your company name followed by your question.

Sterling Auty - JPMorgan - Analyst

JPMorgan. How you doing, guys?

Fred Amoroso - Macrovision Corp. - President, CEO

Hey, Sterling.

Sterling Auty - JPMorgan - Analyst

I don’t know how you keep all these moving parts straight. I need a menu.

Fred Amoroso - Macrovision Corp. - President, CEO

(laughter) We will get you one.

Sterling Auty - JPMorgan - Analyst

All right. A couple of things — even though it closed very late, can you talk about was there any contribution of revenue from AMG in the quarter?

James Budge - Macrovision Corp. - CFO

Very little. Like sub $500,000.

Sterling Auty - JPMorgan - Analyst

Okay. On BD+ in terms of the first contract that you have here. Can you talk as to what is the type of contractor economic arrangement, is it typical to the old ACP type of contracts or how — how are you working with your customers on this product line?

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Feb. 21. 2008 / 5:00PM ET, MVSN - Q4 2007 Macrovision Earnings Conference Call

Fred Amoroso - Macrovision Corp. - President, CEO

It’s a good question, Sterling. Allow me to go into it a little bit. First of all, BD+ as you know is software, it’s renewable, so as it goes into the devices, we have the opportunity to establish the license keys and then if for whatever reason ultimately it does get hacked, we have the ability to renew those keys, number one.

Number two, it’s an active protection from the standpoint that if BD+ is not on a device the DVD should not play. It’s unlike copy protection, right, it’s more of an affirmative as opposed to a negative checkpoint.

Additionally, with the studios, in order to protect the assets, the secrets of the assets, we are actually right now doing all of the authoring and burning in BD+ into the DVDs as part of the authoring process so we can keep that information highly confidential within our own environment. And then lastly there’s actually three different levels — I’m not going to go through it all now — but there are three different levels of the protection that we can deploy depending upon which the studio would like to take and they have different price points.

The BD+ price points are per disk and they go back to — I made this statement before — they go back to what ACP price points were like probably five or more years ago. And so we did not intentionally include any of the BD+ types of activities in as part of the bundle deals because we think it has significant front paradigms in its own right. Did I make that a little bit clearer I hope?

Sterling Auty - JPMorgan - Analyst

No, I think that’s great. How you will disclose the revenue segments, not thinking about Gemstar, just thinking about what is in continuing operations here from Macrovision, what will be included in entertainment, if that’s still going to be the right bucket on a go-forward basis?

Fred Amoroso - Macrovision Corp. - President, CEO

So look, Sterling, we are obviously in a point of transition. We have confidence that the Gemstar-TV Guide deal will close as part of the integration planning we are doing with Gemstar-TV Guide where rethinking how we will run that business, how we will organize the management team, how we will go to market, and there’s a very, very high likelihood the structure that we have today will not be the structure that we come out with in a quarter or so.

Sterling Auty - JPMorgan - Analyst

Okay, and two last questions. First one is the lingering costs, whenever you dispose of an asset, you talked about the shared costs, there’s usually some lingering costs I think that you described that you probably need to get rid of.

Is there any sense — is that going to be a two quarter phenomenon? How long do you think before you clean up that aspect of it, especially with everything else that is going?

Fred Amoroso - Macrovision Corp. - President, CEO

So the shared services cost — you’re talking specifically about software?

Sterling Auty - JPMorgan - Analyst

That’s correct.

Fred Amoroso - Macrovision Corp. - President, CEO

Yes, so they are part of the deal. TCB wanted a fully functioning staff and Company so they are actually taking bodies of our G&A and marketing people to service the business.

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Feb. 21. 2008 / 5:00PM ET, MVSN - Q4 2007 Macrovision Earnings Conference Call

Sterling Auty - JPMorgan - Analyst

Okay

Fred Amoroso - Macrovision Corp. - President, CEO

Those are costs that will go away as soon as the deal closes.

Sterling Auty - JPMorgan - Analyst

Okay. And last question, Fred, in terms of looking at the entertainment revenue here in the fourth quarter, how much of that result was — tough comps versus a year ago in terms of the DVD title pipeline, how much of it was just the flux of the bundle deals done coming into the new year and just maybe, not taking the eye off the ball, but just so many moving parts with everything that’s going on with all the transactions?

Fred Amoroso - Macrovision Corp. - President, CEO

If I could add one more Sterling, it’s a combination of multiple factors as you suggest. So number one, it’s DVD volume differences between the different years. It’s the fact that some of the bundle deals, if you remember, the Q4 has always been a significant DVD volume increase going into the holiday season, which made our Q4 number significantly higher with bundle deals that normalizes the revenues for ACP to the studios over the course of the year.

That was a contributing factor, and then just price point declines as we’ve naturally gone through the changes with each studio over a period of time so all of that is part of it. And then to be completely transparent, we also announced in, I think, Q 2 that one of the major studios had dropped ACP over the course of the year. We feel good that we signed a bundle deal with a studio that had not previously been using ACP or RipGuard, but that was signed this year so we got no Q4 revenue uptick from those.

Sterling Auty - JPMorgan - Analyst

Thank you.

Fred Amoroso - Macrovision Corp. - President, CEO

You’re welcome.

James Budge - Macrovision Corp. - CFO

Thanks.

Operator

Thank you. Our next question comes from Richard Davis. Please state your company name and followed by your question.

Richard Davis - Needham & Co. - Analyst

Needham and Company.

Fred Amoroso - Macrovision Corp. - President, CEO

Hi, Rich.

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Feb. 21. 2008 / 5:00PM ET, MVSN - Q4 2007 Macrovision Earnings Conference Call

Richard Davis - Needham & Co. - Analyst

How are you doing, men? I know your kind of in the asset sale mode, so this is maybe tough to ask.

Fred Amoroso - Macrovision Corp. - President, CEO

What do you want to buy?

Richard Davis - Needham & Co. - Analyst

(laughter) That’s right. I’m in there. I’m in.

James Budge - Macrovision Corp. - CFO

We have a bicycle left.

Richard Davis - Needham & Co. - Analyst

Exactly. Buy some Aeron chairs. The question I had was just more in terms of after you get those things done, you will want to apply some development effort to knit some of your functions together and things like that, and as well as potentially, is there any place you feel you will either want to apply that development talent to add some additional features and functionalities or, heaven forbid, actually make some acquisitions as well? So just thinking along those lines would be helpful as we get through the storm of activity here.

Fred Amoroso - Macrovision Corp. - President, CEO

Sure. So it’s a good question, Richard. This kind of underscores a little bit of the comment that I made that as we’ve gone through the due diligence since December and gotten more into understanding the different facets of what’s going on within Gemstar-TV Guide and the GTS part of the business and looking at where they have invested in myTVguide.com, the resultant cross platform services that they have created there, what they have done in their new guide which is due to come out later this year which is called V10, a new CE guide, the work that is going on in active and the work that is going in support of guideworks and as well some of the different guides that are around different geographies because of uniquenesses of those markets, the number one thing we found is actually there is more synergy and it will be easier to integrate the guides as part of our connected platform to begin with. So that was a very good result.

What we also believe is that as we focus attention specifically on the development of our technology, that we should be able to get some efficiencies in working on a singular product management approach across all of these different guides and across all of our product areas so we can be more targeted in our investments.

The third thing we found is actually in the dot-com environment, the online environment. There are a number of capabilities that they have built into the dot-com which as we look to the future, if you go back to this notion of discovery of content from multiple sources, whether it’s subscription services or whether it’s content that resides in storage devices in the home, or it’s content that resides over the Internet, the ability to aggregate all of those different environments, the guide, the things we do in the connective platform for discovery and some of the capability that exists within the online environment of TV Guide, actually creates some very strong value in the next generation of discovery that when we add on the metadata provides a very compelling and rich user experience.

I think the question you are asking is one of value which I’m trying to explain. The other one is one of, do we have enough money to invest in these different areas. My comment there is, I think it will take less than what we thought and I think there is enough money even with the $50 million of synergies that we talk about to be able to still drive development within our products.

Richard Davis - Needham & Co. - Analyst

Do you currently have a search capability to drive that kind of data, that content discovery yet, or is that something you’re either working on or would partner for that?

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Feb. 21. 2008 / 5:00PM ET, MVSN - Q4 2007 Macrovision Earnings Conference Call

Fred Amoroso - Macrovision Corp. - President, CEO

The connected platform already has the discovery search capability for movies, for music, for photo albums, any converged content that might be interesting in terms of managing through the connected platform. That is already part of our connected platform that is embedded in there. These other things, a subscription relationship through the Guide and the ability to search the Internet are things that will come to us through Gemstar-TV Guide.

Richard Davis - Needham & Co. - Analyst

Got it, got it. Well, that was my kind of down in the weeds question. I’m all set. Thanks.

Fred Amoroso - Macrovision Corp. - President, CEO

Thank you.

Operator

Thank you. Our next question comes from Ralph Schackart. Please state your company name followed by your question.

Ralph Schackart - William Blair & Co. - Analyst

William Blair.

Fred Amoroso - Macrovision Corp. - President, CEO

Hey, Ralph.

James Budge - Macrovision Corp. - CFO

Hey, Ralph.

Ralph Schackart - William Blair & Co. - Analyst

Hey, guys. First one, easy one, James. What is in the distribution and commerce going forward? Is that (inaudible)

James Budge - Macrovision Corp. - CFO

It is. Yes, that’s the distribution and commerce was a combination of [eMeta] and the Trimedia. The Trimedia piece or Games is going away. AMG comes into that in 2008 and that deal closed late December so it had virtually no impact in 2007 other than the cash paid for it. Going forward in 2008 it will be a combination of the acquisitions of AMG and eMeta.

Ralph Schackart - William Blair & Co. - Analyst

And eMeta is that one assets you identified to sell or is that something at least today that you’re looking to still run?

Fred Amoroso - Macrovision Corp. - President, CEO

Right now we still have it.

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Feb. 21. 2008 / 5:00PM ET, MVSN - Q4 2007 Macrovision Earnings Conference Call

James Budge - Macrovision Corp. - CFO

Still have it.

Ralph Schackart - William Blair & Co. - Analyst

Okay.

And a broader question, Fred, in the prepared remarks, you talked about having some really good feedback from the industry regarding the acquisition, just curious, is this from the CE companies, operators, have you done any focus groups with consumers, and maybe you could give us a little bit of understanding where the excitement is surrounding, is it running Gemstar better, is it layering on Mediabolic, is it a combination of sort of everything you’re trying to put together, maybe a little more color would be helpful? Thanks.

Fred Amoroso - Macrovision Corp. - President, CEO

Sure. It’s a few sources, so let me suggest that I think from a cable and operator environment this is not one that we at Macrovision have spent a tremendous amount of time on or have a tremendous amount of customer relationships, except through the deployment of ACP.

Most of those relationships are actually coming from Gemstar. From what I’ve heard from conversations with the Gemstar team, I think they look at it as a value in terms of, you know, some of the solutions we could provide.

The preponderant amount of feedback that we’re getting are from CE device manufacturers including the set-top box manufacturers. I will tell you that one of the major — one of the top three — actually, if you will, two of the top three set-top box manufacturers have come to us after we announced Gemstar and they saw what we did with AMG and what we’ve built on with our connected platform and expressed an interest that we are much more important to them, partially financially, because they are paying collectively to us a lot more per device than they were paying either to Macrovision or Gemstar.

But more importantly in terms of all the value we could bring to them and some of them are interested in establishing relationships, strategic partnerships to work cooperatively to further develop their marketplace for OCAP on the basis of the technology that we have built. So I would say the CE, but CE including set-top boxes is a very, very strong component.

To the studios, look they recognize some of the changes that are going on. It is a little bit more premature for them to see a significant amount of change because we are more into the deployment through devices and so the biggest part is they recognize our transformation, they recognize what we have done with BD+ which, by the way, was a huge, huge thing in terms of creating value for the studios that we have not abandoned them, we continue to invest. They have confidence in how we’ve managed the ecosystem for ACP and so that’s been good.

But a little bit less so from the strategic platform, and then the other thing is, look, we look at our business differently than Gemstar-TV Guide.

I think they have done a fabulous job, I think Rich and his team have done an excellent job at driving their business and dealing with the transition they have had within their business. But as I mentioned in terms of our view on the different media properties, we are a technology Company and we are looking at driving the synergy of the technology as our core value proposition, and so that creates a little bit different view as to how we manage the business both economically and strategically going forward. So I think there’s a view to that as well.

Ralph Schackart - William Blair & Co. - Analyst

Great. Thank you, Fred.

Fred Amoroso - Macrovision Corp. - President, CEO

Yes.

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Feb. 21. 2008 / 5:00PM ET, MVSN - Q4 2007 Macrovision Earnings Conference Call

Operator

Thank you, and our next question comes from Brian Thackery. Please state your company name followed by your question.

Brian Thackery - Deutsche Bank - Analyst

Hi, Deutsche Bank. Hey, guys.

Fred Amoroso - Macrovision Corp. - President, CEO

Hey, Brian.

Brian Thackery - Deutsche Bank - Analyst

First question, it looks like the cycle for BD+ deal with the studios is much shorter than the ACP bundle deals. How quickly can you sign up the rest of the studios to these BD+ deals, and the second part of the question is if you look at 12 to 18 months out on the Blu-ray cycle is a little bit larger, can BD+ reignite growth in the entertainment business for you?

Fred Amoroso - Macrovision Corp. - President, CEO

Absolutely. So let me comment. Can BD+ reinitiate growth? The answer to that is yes. Part of it is because it is the only format now.

Part of it is because it has been recognized as to being tremendously effective — the notion that this technology came out and deployed in September and is still not hacked is something that is tremendously proud for our team, and I give tremendous credit to Carter Laren and all of the BD+ team that have been working on it with CRI before and with us recently to create that standard.

That’s literally unheard of in the industry. So it can create growth. The thing I’m not going to get myself into commenting on is I put my head in the noose when I talked about the bundled deals last year and recognize how long it takes.

What I will suggest is that we will report on it retrospectively as opposed to prospectively. I’ll just state that we have one in contract. We are in trial with one and we are talking to all the rest.

Brian Thackery - Deutsche Bank - Analyst

Can you talk about the margin differences in that business, given that you handle some of the production yourself and how quickly you can scale that, would costs go into that?

Fred Amoroso - Macrovision Corp. - President, CEO

The margins for the authoring is actually done at a — it’s a service business so it’s not like a — we will have a per unit royalty margin associated with it, but we are not doing it at a loss, let me put it that way. That’s a very, very low amount of the revenues. As a matter of fact, from your financial models, I would suggest you not include that as part of the revenue streams because it will be low. The biggest part of the growth is going to be in the per-unit DVDs where —

I will just leave it to you in terms of what we said is it goes back to what the price points were for ACP probably five to eight years ago and the studios have a choice to either accept a basic and intermediate or an advanced level of protection that they want, that they can deploy depending upon how they look at the movie, if it’s a blockbuster or not or how they look at protection overall.

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Feb. 21. 2008 / 5:00PM ET, MVSN - Q4 2007 Macrovision Earnings Conference Call

James Budge - Macrovision Corp. - CFO

Yes, Brian, I’d just add to that and remind you that we get about 66% margin on a segment basis for entertainment in the studio business, if you will, which is up over 56% in 2006 because we got out of the Hawkeye business. I would expect that the kind of margins coming in from BD+ over time would fit very nicely into that type of margin structure.

Brian Thackery - Deutsche Bank - Analyst

James, did you mention in terms of head count how many will be exiting with Software and the Games business?

James Budge - Macrovision Corp. - CFO

I didn’t, but it’s a significant amount.

Brian Thackery - Deutsche Bank - Analyst

Okay. And finally, Fred, you mentioned in your commentary that as you go through the integration process you can get through it more quickly than you previously had thought. As this deal closes, how — can you just quantify that a little more in terms of when you think we will be looking at a streamlined Macrovision Solutions?

Fred Amoroso - Macrovision Corp. - President, CEO

That’s a good point. Let me give you a little clarity to what I mean by integration. For the comments I made on the different media properties, we will run the media properties separately, the TV Guide Magazine, the Horse Racing Channel, and the network. We are not going to focus on integrating those into Macrovision.

We are actually, if you think about it, mostly going to move those to operate in somewhat of a stand alone environment because of our interest in looking at them from a strategic perspective. So the ones that become tightly integrated is the Gemstar-GTS business along with the Macrovision business, the technology components.

We have a draft organizational chart that we have already developed. I’ve got an idea of the different management that would go in the key positions. I will tell you that they are members of both the Macrovision team as well as Gemstar team. We are starting to work on a cooperative basis between our team as well as the Gemstar team. The evolution of that organizational chart and taking it down to the next level, so I am hoping and we are targeting that post deal close day one we start operating on a combined Company future basis as we look at running the business going forward.

Brian Thackery - Deutsche Bank - Analyst

Okay, guys, thanks a lot.

Fred Amoroso - Macrovision Corp. - President, CEO

Yes, thank you.

Operator

Thank you. Our next question comes from Alan Davis. Please state your company name followed by your question.

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Feb. 21. 2008 / 5:00PM ET, MVSN - Q4 2007 Macrovision Earnings Conference Call

Richard Davis - Needham & Co. - Analyst

Yes, D.A. Davidson. Hey, James, I wonder if you can you break down the growth in the embedded business maybe from a year-over-year perspective, how much of that came from one particular significant new set-top box customer you added during the year, and then maybe was there a significant amount of catch-up payments?

James Budge - Macrovision Corp. - CFO

Yes, we talked a quarter ago about the significant device manufacturer, but as a reminder for the business we run in embedded solutions, we actually on any quarter basis probably have anywhere from two to five multimillion dollar transactions that happen from a combination of catch-ups as well as royalties from an ongoing basis. So I would say there was nothing particularly unusual in 2007. We just had a lot more of those large transactions to come in.

Richard Davis - Needham & Co. - Analyst

Okay. Then can you remind us of the expectations for revenues embedded in your guidance, if you combine the newly acquired companies, AMG, BD+ and Mediabolic?

James Budge - Macrovision Corp. - CFO

We have not broken that out, just given a one lump sum for the entire Company.

Richard Davis - Needham & Co. - Analyst

Okay. And then given reasonable projections, would you say a similar decline in entertainment for 2008 would be a reasonable expectation? How would you characterize that?

James Budge - Macrovision Corp. - CFO

I actually would not assume that because we didn’t get — we just purchased BD+ at the end of 2007. We do expect some revenues from that with a bigger ramp as we get into 2009, but certainly we expect revenues out of the BD+ deal and the protection technology in 2008 that will start to, that will stem some of the decline naturally coming from the ACP side for the content producers.

Richard Davis - Needham & Co. - Analyst

Okay, I guess I was excluding BD+ in that.

James Budge - Macrovision Corp. - CFO

If you exclude BD+ it still shouldn’t be quite as big because as Fred mentioned in his prepared remarks we added a customer that had not been paying us anything in past years.

Richard Davis - Needham & Co. - Analyst

Okay.

James Budge - Macrovision Corp. - CFO

So it will likely decline somewhat, again, but hopefully not as much as the 20% to 25%.

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Feb. 21. 2008 / 5:00PM ET, MVSN - Q4 2007 Macrovision Earnings Conference Call

Richard Davis - Needham & Co. - Analyst

Okay. Thank you. And are you guys going to break out on a quarterly basis the results for 2007 from continuing operations?

James Budge - Macrovision Corp. - CFO

As we go forward, if the business doesn’t change, we would certainly continue to report as it is today, but as Fred mentioned a quarter out, really when you get beyond the first quarter we will have a different construct to how we report the business once Gemstar comes into the fold.

Richard Davis - Needham & Co. - Analyst

Okay, fair enough. Thanks, guys.

James Budge - Macrovision Corp. - CFO

Yes.

Fred Amoroso - Macrovision Corp. - President, CEO

Thank you.

Operator

Thank you. Our next question comes from Andy Hargreaves. Please state your company name followed by your question.

Andy Hargreaves - Pacific Crest Securities - Analyst

Pacific Crest.

Fred Amoroso - Macrovision Corp. - President, CEO

Hey, Andy.

Andy Hargreaves - Pacific Crest Securities - Analyst

Hey, how are you? Just a really quick one. Is the financing 100% secure? Is there any way for the lenders to back out at this point?

James Budge - Macrovision Corp. - CFO

It’s very committed.

Andy Hargreaves - Pacific Crest Securities - Analyst

Okay. And then can you give us any, any sense of how you’re progressing with Mediabolic versus where you thought you would, call it a year ago or the connected platform, I should say? Have things progressed as expected, better, worse?

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Feb. 21. 2008 / 5:00PM ET, MVSN - Q4 2007 Macrovision Earnings Conference Call

Fred Amoroso - Macrovision Corp. - President, CEO

I think they progressed as or better than expected. So if you remember when we bought Mediabolic it was actually, we closed January 1 or January 2, I think, of 2007, and it was early in terms of the market adoption and how we saw the world of connected devices developing.

And so being able to sign Scientific Atlanta, one of the most significant set-top box manufacturers to incorporate our middleware as part of their OCAP environment, and then follow that up with Samsung later in the year is significant.

As the marketplace has dramatically moved all of the CE device manufacturers, as I said in my comments, are looking at incorporating connected devices. It’s increased the amount of interactions and discussion that we have had with the industry broadly.

You got to remember that we are in early product development cycles, though, so while we have a tremendous amount of activity going on this doesn’t turn into next quarter revenues. So on that basis I’m very pleased that one of the things we were betting on, which is how fast does this market develop and are we too early in the market, I am comfortable we are right at the knee in terms of how the CE manufacturers will bring these products and technologies to market. So I feel very, very good about that.

Andy Hargreaves - Pacific Crest Securities - Analyst

And then just one more on the debt question — am I right in thinking that ending the quarter with a little over $400 million, getting a couple hundred million from the Software business and Gemstar has roughly $600 million, I think, is that all right, so you guys got about 1.2 to use and the debt would just be whatever excess above that you’d need?

James Budge - Macrovision Corp. - CFO

That’s right.

Fred Amoroso - Macrovision Corp. - President, CEO

Well, plus working capital.

James Budge - Macrovision Corp. - CFO

We need to have a couple hundred million for working cash so it all boils down to about $600 million.

Andy Hargreaves - Pacific Crest Securities - Analyst

Okay, thanks.

Fred Amoroso - Macrovision Corp. - President, CEO

Thank you.

Operator

Thank you. Our next question comes from April Horace. Please state your company name followed by your question.

April Horace - Janco Partners - Analyst

Yes, Janco Partners.

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Feb. 21. 2008 / 5:00PM ET, MVSN - Q4 2007 Macrovision Earnings Conference Call

Fred Amoroso - Macrovision Corp. - President, CEO

Hey, April, how are you?

April Horace - Janco Partners - Analyst

Good. Congratulations on all the numerous transactions.

Fred Amoroso - Macrovision Corp. - President, CEO

Thank you. We will give you a menu, too.

April Horace - Janco Partners - Analyst

(laughter) Thanks. Gemstar, because I’m more familiar with Gemstar, they spent a tremendous amount of money and integration with respect to sharing content and capitalizing on interviews with the the magazine and transferring that to the channel and then to the EPG.

If you want to sell off those divisions — how — I’m worried those divisions will get devalued because that sharing of content can no longer be leveraged?

Fred Amoroso - Macrovision Corp. - President, CEO

That’s a great question. So if you will allow me, can I go into a little bit of discussion on the data part?

April Horace - Janco Partners - Analyst

Sure.

Fred Amoroso - Macrovision Corp. - President, CEO

First thing to know about data is that the data is actually different in each of the geographies. I was in Luxembourg last week. They have 30 people in Luxembourg that are acquiring and getting data from multiple sources, providing editorial content, et cetera., for data that is incorporated across all of the European cable/satellite environments. They operate over five languages, so that one is somewhat separate.

In Asia, I will be going there next week, that week after next, and in Asia we actually have a joint venture with [Densu] that does a lot of the combined data aggregation, et cetera.

You got to realize that the media property that we’re talking about, the TV Guide Magazine, the Horse Racing Channel, and certainly the network and first and the third are U.S.-only properties, right? So when we talk about licensing the data or providing the data to the either the magazine or to the scroll, or candidly to CE device manufacturers, et cetera, the strategic positions of each of those different entities, we are assuming will come with a license requirement to continue to provide the data to them in order to support their ongoing relationships and commitments to their customers. That is just a data licensing component. So that is not a problem at for us at all. It’s part of the discussion in the deal.

Interestingly, the other part of what you might be looking at is the separation of the businesses is that each of the businesses while is there is common content, so they have something called tent pole events that may operate across both the magazine and the network, by and large, the editorial aspects and the media aspects actually operate differently between the magazine, the online environment, and the network. So it’s actually our first blush is that the separation of the businesses is not going to be that difficult at all.

There is a common ad sales group, although there are separate ad sales people devoted to each of the networks, that’s one of the areas that will require some level of work and review and then the other is we recognize in Tulsa they have tremendous capability to actually upload the data into the different environments and the different operators, and that one will require some work and we are evaluating that as well.

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Feb. 21. 2008 / 5:00PM ET, MVSN - Q4 2007 Macrovision Earnings Conference Call

But the underscored, or I should say the most important aspect of your question is that we don’t think that the separation of the different assets will be as problematic as perhaps we first thought. And, in fact, at least in a couple of cases, outside, unsolicited interest that we’ve gotten have been for more than one of the properties anyway. So we will see how it develops.

April Horace - Janco Partners - Analyst

Okay. And then one question on the Mediabolic licensing to Scientific Atlanta. I know that they are licensing some of your technology today and you talked about there was a tremendous amount of interest on the combined basis.

Is there any way to try and gauge what that combined revenue opportunity would look like if we know it? We think we know what you will get for Mediabolic. We know what Gemstar is getting from Scientific Atlanta and then on a combined basis, adding in AMG, how do we gauge that revenue opportunity?

Fred Amoroso - Macrovision Corp. - President, CEO

Good question. So first of all let me describe that there’s actually two or three different relationships or products, if you will, we could sell to the CE industry or to cable/satellite, set-top box manufacturers, in terms of a server or just the basics of the connected platform.

What I said is that the average royalty that we could aspire to is somewhere between $1 and $5. And I think that is still the window that we would look for. Obviously, the more value we would add to the connected platform in terms of capability that we provide or data that we may provide would get us closer to the $5 than the $1, but I think we are still within that $1 to $5 window.

April Horace - Janco Partners - Analyst

And then last question — you said you were going to Asia. I know that Gemstar had more success over in Asia, specifically Japan, about embedding their EPG into television sets. Do you have any gauge as to how they would view Mediabolic and the AMG content?

Fred Amoroso - Macrovision Corp. - President, CEO

So we have already had a number — since a lot of the manufacturing operations for devices are coming out of Asia, we just, Macrovision by ourselves with the connected platform area has had a significant amount of conversation with companies like Sony, and Samsung, and LG and others all who we have had previous relationships relating to ACP and now all of whom we are having discussions relating to the connected platform.

The Samsung announcement we made recently is obviously emanated out of Asia. So by now having increased head count and capability specifically within Tokyo and in Seoul will be key components. The other thing that we’re pleased with is [Irwin Lau] who runs Gemstar’s Hong Kong development center for has put together a very strong team developing a lot of the interactive programming guide for the CE industry in Hong Kong as a low cost area, and that’s one of the things we think we can take advantage of as well.

April Horace - Janco Partners - Analyst

Okay, great, and congratulations.

Fred Amoroso - Macrovision Corp. - President, CEO

Thank you, April.

Operator

Thank you. Our next question is a follow-up question from Sterling Auty. Go ahead, please.

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FINAL TRANSCRIPT

Feb. 21. 2008 / 5:00PM ET, MVSN - Q4 2007 Macrovision Earnings Conference Call

Fred Amoroso - Macrovision Corp. - President, CEO

A double, Sterling.

Sterling Auty - JPMorgan - Analyst

That’s right, that’s right. James, as I am piecing this together down through the press release, is there a way, can you give a relative idea of what portion of the $14.3 million of unallocated cost is actually stock-based compensation for the continuing operation?

James Budge - Macrovision Corp. - CFO

You’re looking at the business unit segment information?

Sterling Auty - JPMorgan - Analyst

Exactly. Exactly. Go ahead.

James Budge - Macrovision Corp. - CFO

That sheet you’re looking at from the press release doesn’t have any stock-based compensation in it.

Sterling Auty - JPMorgan - Analyst

Okay.

James Budge - Macrovision Corp. - CFO

Just strip that out. That’s just on a non-GAAP expense basis.

Sterling Auty - JPMorgan - Analyst

Okay. So — if we were to add back the $1.3 million in restructuring asset impairment charges to the 17409 to 18.7 on the $45 million, that’s basically the non-GAAP operating margin for continuing operations?

James Budge - Macrovision Corp. - CFO

That’s right.

Sterling Auty - JPMorgan - Analyst

All right, great. That’s what I needed.

Fred Amoroso - Macrovision Corp. - President, CEO

You doing your model in real time?

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FINAL TRANSCRIPT

Feb. 21. 2008 / 5:00PM ET, MVSN - Q4 2007 Macrovision Earnings Conference Call

Sterling Auty - JPMorgan - Analyst

Exactly. Somebody has to. (laughter) All right, thanks, guys.

Operator

(OPERATOR INSTRUCTIONS) And we have no further questions. I would like to turn the conference back over to management for any closing statements.

Fred Amoroso - Macrovision Corp. - President, CEO

Again, I want to thank everyone for joining us. I think it is a compelling vision. I certainly think there’s risk as we acknowledge, but I hope that we have been able to show that as we have put together the businesses we have been able to execute across a myriad of activities to continue to streamline our business.

The other thing that’s important to try and convey is that this is not something — I hope and hope that you appreciate this was not a bunch of knee-jerk acquisitions that were done at the end of the year. Obviously, we have been working on many of these things as part of our core strategy that goes back to the end of 2005.

It’s just that we were fortunate enough to see a lot of these things come to fruition all at one point in time. Kind of stressed the management team, but I guess the underscore is my appreciation to all of the Macrovision management for a tremendous amount of effort, intensity, personal sacrifices over the last three or four or five months, and more importantly, for the success they have driven to the business and ultimately for us to be able to accomplish our objectives.

So I thank you for your confidence in the Company. I ask for your continued confidence and I look forward to moving on with Gemstar acquisition and achievement of our strategic vision. Thank you all.

Operator

Ladies and gentlemen, this concludes the Macrovision quarter four 2007 earnings release conference call. You may now disconnect. Thank you for using ACT Conferencing.

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